July 26, 2005

Mr Todd C. Crow
Chief Financial Officer
The RiceX Company
1241 Hawk`s Flight Court
El Dorado Hills, California 95762

 Re: The RiceX Company
        Form 10-K for Fiscal Year Ended December 31, 2004
        Filed March 30, 2005
        Form 10-Q for Fiscal Quarter Ended March 31, 2005
        Filed May 16, 2005
        Response Letters Dated June 20, 2005, July 18, 2005
        File No. 0-24285

Dear Mr Crow:

      We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Jill Davis
        Branch Chief

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Mr. Todd C. Crow
The RiceX Company
page 1

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
MAIL STOP 7010